                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                  (AMENDMENT NO. 8)


                            DEGEORGE FINANCIAL CORPORATION
                            ------------------------------
                                   (Name of Issuer)


                        Common Stock, par value $.10 per share
                      -----------------------------------------
                            (Title of Class of Securities)


                                     244783 10 6
                                   ---------------
                                    (CUSIP Number)

                               Jonathan K. Dodge, Esq.
                    Vice President, Secretary and General Counsel
                            DeGeorge Financial Corporation
                                   99 Realty Drive
                             Cheshire, Connecticut 06410
                                 Tel. (203) 699-3400
                  -------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  September 12, 1997
                             ----------------------------
                            (Date of Event which Requires
                              Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement:  / /


                                  Page 1 of 13 Pages

                              Exhibit Index on Page 13

CUSIP No. 244783-10-6                                       Page 2 of 13 Pages

 1)   Name of Reporting Person                  BNC Acquisition
      S.S. or I.R.S. Identification No. of      Corp.
      Above Person                              41-1651186

 2)   Check the                                 (a) [X]
      Appropriate Box                           (b) [  ]
      if a Member of a
      Group

 3)   SEC Use Only

 4)   Source of Funds                           00

 5)   Check if                                  Not Applicable
      Disclosure of
      Legal Proceedings
      is Required
      Pursuant to Items
      2(d) or 2(e)

 6)   Citizenship or                            Delaware
      Place of
      Organization

 Number of Shares        7)   Sole Voting       4,475,744 shares of
 Beneficially Owned by        Power             Common Stock, $.10
 Each Reporting Person                          par value
 With:
                         8)   Shared Voting             -0-
                              Power

                         9)   Sole              4,475,744 shares of
                              Dispositive       Common Stock, $.10
                              Power             par value

                         10)  Shared                    -0-
                              Dispositive
                              Power

 11)  Aggregate Amount Beneficially Owned by    4,475,744 shares of
      Each Reporting Person                     Common Stock, $.10
                                                par value

 12)  Check if the Aggregate Amount in Row
      (11) Excludes Certain Shares

 13)  Percent of Class Represented by Amount    41.4%
      in Row (11)

 14)  Type of Reporting Person                  CO/HC

CUSIP No. 244783-10-6                                       Page 3 of 13 Pages

 1)   Name of Reporting Person                  Peter R. DeGeorge
      S.S. or I.R.S. Identification No. of
      Above Person

 2)   Check the                                 (a) [x]
      Appropriate Box                           (b) [  ]
      if a Member of a
      Group

 3)   SEC Use Only

 4)   Source of Funds                           PF

 5)   Check if                                  Not Applicable
      Disclosure of
      Legal Proceedings
      is Required
      Pursuant to Items
      2(d) or 2(e)

 6)   Citizenship or                            United States of
      Place of                                  America
      Organization

 Number of Shares        7)   Sole Voting       5,668,570 shares of
 Beneficially Owned by        Power             Common Stock, $.10
 Each Reporting Person                          par value
 With:
                         8)   Shared Voting             -0-
                              Power

                         9)   Sole              5,668,570 shares of
                              Dispositive       Common Stock, $.10
                              Power             par value

                         10)  Shared                    -0-
                              Dispositive
                              Power

 11)  Aggregate Amount Beneficially Owned by    5,668,570 shares of
      Each Reporting Person                     Common Stock, $.10
                                                par value
 12)  Check if the Aggregate Amount in Row
      (11) Excludes Certain Shares

 13)  Percent of Class Represented by Amount    52.4%
      in Row (11)

 14)  Type of Reporting Person                  IN

CUSIP No. 244783-10-6                                       Page 4 of 13 Pages

                           AMENDMENT NO. 8 TO SCHEDULE 13D

     Reference is hereby made to the statement on Schedule 13D as originally filed with the Securities and Exchange Commission on December 21, 1992 and amended by Amendment No. 1 (dated January 15 1993), Amendment No. 2 (dated July 8, 1993), Amendment No. 3 (dated October 18, 1993), Amendment No. 4 (dated March 10, 1994), Amendment No. 5 (dated November 9, 1994), Amendment No. 6 (dated April 30, 1996) and Amendment No. 7 (dated January 6, 1997) thereto (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D and not otherwise defined herein are used herein as so defined.

     The Schedule 13D is hereby amended and restated as follows:

Item 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement relates is the common stock, par value $.10 per share (the "DFC Common Stock"), of DeGeorge Financial Corporation, a Delaware corporation ("DFC"), formerly known as Miles Homes, Inc. The principal executive office of DFC is located at 99 Realty Drive, Cheshire, Connecticut 06410.

Item 2.   IDENTITY AND BACKGROUND

          This statement is being filed pursuant to Section 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-1 promulgated thereunder by the following corporation and individual (the "Filing Parties"):

          1. BNC Acquisition Corp. ("BNC") is a privately-owned corporation organized under the laws of the state of Delaware. Its principal business is that of a holding company. The address of BNC's principal business and principal office is % DeGeorge Homes of Florida, Inc. ("DeGeorge/Florida"), 140 Intracoastal Pointe Drive, Suite 410, Jupiter, Florida 33477.

          2. Peter R. DeGeorge's present principal occupation or employment is Chairman of the Board and Chief Executive Officer of DFC. DFC arranges financing and is currently managing over $200 million in underwritten construction loans. It provides access to home ownership for people who lack a sufficient down payment or sufficient income to support the purchase of the home they desire through conventional mortgage programs. Through its packaging of financial services and customer support, the Company enables its customers to reduce the cost of home construction by eliminating the general contractor, the intent of which is to create an equity position that serves as the down payment for permanent financing upon the conclusion of the home construction process. DFC's address is 99 Realty Drive, Cheshire, Connecticut 06410. Mr. DeGeorge is also Chairman of the Board, Chief Executive Officer and President of BNC. His business address is % DeGeorge/Florida, 140 Intracoastal Pointe Drive, Suite 410, Jupiter, Florida 33477.

CUSIP No. 244783-10-6                                       Page 5 of 13 Pages

          The name, business address and present principal occupation or employment of each executive officer and director of BNC (the "BNC Officers") is set forth in Schedule I hereto, which is incorporated herein by reference.

          None of the Filing Parties nor any of the BNC Officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors).

          None of the Filing Parties nor any of the BNC Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. DFC, BNC and Peter R. DeGeorge have received subpoenas from the United States Securities and Exchange Commission (the "Commission") relating to an investigation by that agency. DFC and Mr. DeGeorge received oral notice that the staff of the SEC was prepared to recommend charges against DFC, Mr. DeGeorge and others concerning certain documents filed with the Commission which relate to fiscal 1994 and prior years. DFC and Mr. DeGeorge are in the process of discussing a proposed settlement of these proposed charges with the staff of the Commission.

Item 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

          It is expected that approximately $6,800,000 will be necessary to effect the proposal to acquire Non-Affiliated Shares described in Item 4 below. It is expected that Peter DeGeorge or an affiliate of Mr. DeGeorge will borrow some or all of such funds from an entity controlled by Mr. DeGeorge's father, Lawrence J. DeGeorge.

          The 4,475,744 shares of DFC Common Stock currently owned by BNC were owned by Milestar, Inc., a Delaware corporation ("Milestar"), prior to the merger of Milestar with and into DFC on October 13, 1994 (the "Merger"). Of these shares, 80,333 shares had been received by Milestar as a capital contribution in October 1990 from BNC and had originally been issued to Mr. DeGeorge for consideration of $.10 per share from his personal funds. Another 3,000 shares of DFC Common Stock were received by Milestar as a capital contribution in October 1990 from James G. Einloth and had originally been issued to Mr. Einloth for consideration of $.10 per share from his personal funds. An additional 3,075,830 shares of DFC Common Stock were received by Milestar as a result of a stock split which took place immediately prior to DFC's initial public offering (the "Offering"), the registration statement for which (File No. 33-50696) was declared effective on December 3, 1992. Finally, Milestar received 1,720,581 shares of DFC Common Stock in a share exchange immediately prior to the Offering pursuant to which BNC contributed to Milestar, which in turn contributed to DFC, all of the outstanding 12 1/2% Cumulative Preferred Stock of DeGeorge Home Alliance, Inc., a Delaware corporation ("DHA") and a subsidiary of DFC formerly known as Miles Homes Services, Inc., in exchange for 545 shares of Milestar common stock (to BNC) and 1,720,581

CUSIP No. 244783-10-6                                       Page 6 of 13 Pages


shares of DFC Common Stock (to Milestar). BNC received 4,475,744 shares of DFC Common Stock in the Merger, as described below.

          The DFC Common Stock bought by Mary M. DeGeorge in June of 1993 was purchased using $620,097.20 of her own personal funds. These shares were transferred to Mr. Peter R. DeGeorge as part of their divorce settlement in 1995.

          On September 23, 1993, Peter R. DeGeorge loaned $2 million to DFC pursuant to a note which was later converted into DFC Common Stock as described below. The $2 million loan was made with his own personal funds.

          The DFC Common Stock bought by Peter R. DeGeorge in July of 1994 was purchased using $244,688 of his own personal funds. The DFC Common Stock bought by Peter R. DeGeorge on December 14, 1995 was purchased using $494,504 of his own personal funds. The DFC Common Stock bought by Peter R. DeGeorge on December 17, 1996 was purchased using $182,817 of his own personal funds. The DFC Common Stock bought by Peter R. DeGeorge on April 15, 1997 was purchased using $112,129.88 of his own personal funds.

Item 4.   PURPOSE OF TRANSACTION.

          Mr. DeGeorge and BNC have engaged in the transactions described herein for the purpose of obtaining a substantial equity interest in DFC and enhancing the value of that interest.

          By letter dated September 12, 1997, Mr. DeGeorge submitted a proposal (the "Proposal") to the Board of Directors of DFC to acquire all outstanding shares of DFC not owned by Mr. DeGeorge, BNC and possibly by certain of the Company's present and former directors, officers and related parties ("Non-Affiliated Shares") for $1.30 in cash per share. A copy of the Proposal is attached hereto as Exhibit 99(A) and is incorporated herein by reference.

          The Proposal is subject to entering into a mutually satisfactory merger agreement which will contain, among other things, an agreement by DFC to
(a) reimburse Mr. DeGeorge, BNC and the other continuing stockholders (the "Purchaser Group") for out-of-pocket expenses incurred by or on behalf of the Purchaser Group in connection with the Purchaser Group's pursuit of the Proposal, including without limitation, reasonable fees and expenses of the Purchaser Group's attorneys, accountants, consultants and financing sources in the event the transaction contemplated by the Proposal is not consummated for any reason other than a breach of the merger agreement by any member of the Purchaser Group, and (b) pay Mr. DeGeorge liquidated damages of $100,000 in the event that DFC is the subject of a change of control involving any person other than Mr. DeGeorge within one year of the date of the merger agreement.

CUSIP No. 244783-10-6                                       Page 7 of 13 Pages

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The following information is based upon 10,810,193 shares of DFC Common Stock outstanding:

               (i) BNC owns 4,475,744 shares of DFC Common Stock, or approximately 41.4% of the DFC Common Stock outstanding.

               (ii) Peter R. DeGeorge owns 100% of the capital stock of BNC, and therefore may be deemed to beneficially own the shares of DFC Common Stock owned by BNC. Mr. DeGeorge also beneficially owns (a) an additional 347,826 shares of DFC Common Stock acquired in connection with the conversion of a convertible note described in Item 6 below,
          (b) 75,000 shares of DFC Common Stock purchased in the open market in July of 1994, (c) 90,000 shares of DFC Common Stock acquired in a divorce settlement in 1995, (d) 430,000 shares of DFC Common Stock purchased in the open market on December 14, 1995, (e) 150,000 shares of DFC Common Stock purchased in the open market on December 17, 1996, and (f) 100,000 shares of DFC Common Stock purchased in the open market on April 15, 1997. Taking all of the above described shares into account, Mr. DeGeorge beneficially owns 5,668,570 shares of DFC Common Stock, or approximately 52.4% of the DFC Common Stock outstanding.

               (iii) Peter R. DeGeorge has one outstanding stock option, which is not currently exercisable or exercisable within 60 days of the date hereof. Such option would enable Mr. DeGeorge to acquire 400,000 shares of DFC Common Stock at an option exercise price of $1.50 per share. This option will vest if DFC earns at least $2,354,000 in fiscal 1997 on a pretax basis. If it vests, this option has a ten-year term. Based on the Company's current projections, it now appears that this option will not vest.

          (b) BNC has sole power to vote or to direct the vote of all shares of DFC Common Stock referred to in paragraph (i) above and sole power to dispose or to direct the disposition of all such shares. Mr. DeGeorge is deemed to have the sole power to vote or to direct the vote and to dispose of or direct the disposition of the shares of DFC Common Stock owned by BNC by virtue of his ownership of 100% of the issued and outstanding stock of BNC.

CUSIP No. 244783-10-6                                       Page 8 of 13 Pages

In addition, Mr. DeGeorge has the sole power to vote or to direct the vote and to dispose of or direct the disposition of the shares of DFC Common Stock referred to in clauses (a) - (f) of paragraph (ii) above.

          (c) None of the Filing Parties has affected any transactions in DFC Common Stock during the past 60 days except as described herein.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of DFC Common Stock beneficially owned by the Filing Parties.

          (e) Milestar merged with and into DFC on October 13, 1994, and, accordingly, is no longer a Filing Party. Pursuant to the Merger, all of the 4,879,744 shares of DFC Common Stock, previously owned by Milestar were canceled. Each of the 1,545 shares of Milestar common stock outstanding prior to the Merger was converted pursuant to the Merger into 3,158.4103 shares of DFC Common Stock, resulting in the issuance of 4,879,744 shares of DFC Common Stock to the former stockholders of Milestar, principally BNC which received 4,475,744 shares of DFC Common Stock in the Merger.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
             -----------------------------

     (i) Mr. DeGeorge is a party to a Stock Purchase and Shareholders Agreement, dated as of November 22, 1988, among DFC, Mr. DeGeorge, Kleinwort Benson Limited and Creditanstalt Bankverein, as amended by a letter agreement dated October 7, 1992, and as further amended by a confirmatory letter dated December 10, 1992 (the "Shareholders Agreement").

          Pursuant to the Shareholders Agreement, if Mr. DeGeorge or any of his affiliates receives an offer from any person (an "Offeror") to purchase shares of DFC Common Stock owned by Mr. DeGeorge or such affiliates which shares, aggregated with all prior sales by Mr. DeGeorge or such affiliates of DFC Common Stock, represent more than fifty percent of the voting power of DFC, and Mr. DeGeorge determines to accept such offer, prompt notice must be provided to the other shareholders party to the Shareholders Agreement (the "Banks"). Each of the Banks then may elect to require Mr. DeGeorge to have the Offeror purchase all of the shares of DFC Common Stock held by it for the same price per share and the same terms as those offered to Mr. DeGeorge and his affiliates. Subject to certain exceptions, Mr. DeGeorge may not consummate the sale of his shares of DFC Common Stock unless the sale of the shares held by the Banks that have made the election referenced above shall also be consummated.

          If Mr. DeGeorge or his affiliates shall sell to a non-affiliate shares of DFC Common Stock which shares, aggregated with all prior sales by Mr. DeGeorge or such affiliates,

CUSIP No. 244783-10-6                                       Page 9 of 13 Pages

represent more than fifty percent of the voting power of DFC, Mr. DeGeorge or his affiliates may, at their option, require each of the Banks to sell to such non-affiliate all of the shares of DFC Common Stock owned by it, at the same price per share and on the same terms as those on which Mr. DeGeorge or his affiliates sells his shares.

     (ii) Mr. DeGeorge is a party to a Registration Rights Agreement, dated December 10, 1992 (the "Registration Rights Agreement"), pursuant to which he and certain other persons are granted an unlimited number of "piggyback" registration rights with respect to the shares of DFC Common Stock which each of them owned directly or beneficially on December 3, 1992. If DFC proposes to register any of its securities (other than in connection with a business combination or an employee benefit plan), DFC is require to include in the filing, and use its best efforts to register, the number of shares of DFC Common Stock as to which such stockholders request registration. Such registration rights are subject to certain conditions and limitations, including the right of DFC to reduce PRO RATA the amount of DFC Common Stock of each stockholder included in an underwritten public offering if the managing underwriter determines that the aggregate requested participation will adversely affect the offering or the offering price.

     (iii) On September 23, 1993, DFC obtained a $2 million loan from Peter R. DeGeorge, the chairman, chief executive officer and principal shareholder of DFC. This loan was pursuant to a demand note which was payable in either DFC Common Stock (based upon the NASDAQ closing price on the date of payment) or cash at the option of DFC. The note bore interest at a rate of 9% per annum.
On December 30, 1993 Mr. DeGeorge demanded payment of the note and DFC determined, based upon its then existing working capital situation, to pay the note with 347,826 shares of DFC Common Stock rather than cash. The number of shares issued was based upon the NASDAQ closing price of $5.75 per share on December 30, 1993. As of December 30, 1993, approximately $49,000 of interest was accrued and unpaid on the demand note. This interest was not converted into DFC Common Stock and on October 26, 1994, the accrued interest on this note of $52,675.00 was paid in full.

     (iv) Effective January 14, 1994, Dauphin Deposit Bank and Trust Company of Harrisburg, Pennsylvania ("Dauphin") assign to Peter R. DeGeorge the note and security for its $3.4 million loan to Patwil Homes, Inc., a Delaware corporation and a subsidiary of DFC ("Patwil"), in exchange for a $3.4 million payment by Mr. DeGeorge (and payment of accrued interest by Patwil of approximately $32,000). Subsequently, Mr. DeGeorge released all of the collateral securing the original Dauphin loan in exchange for a new convertible note from Patwil (the "Patwil Note") which matured on July 14, 1994, bore interest at 11% per annum and the unpaid principal and interest of which was convertible at the option of the holder thereof at any time on or after the maturity date thereof (unless previously paid) into DFC Common Stock at a price of $6.00 per share, subject to adjustment in certain circumstances. Accordingly, the Patwil Note could have been converted into 566,667 shares of DFC Common Stock. Instead, the Patwil Note was paid in full with the proceeds of a public offering of debt securities and warrants on April 8, 1994.

CUSIP No. 244783-10-6                                       Page 10 of 13 Pages


     (v) On February 7, 1994, Messrs. Herbert L. Getzler, the then-President of DFC, and James G. Einloth, the then-Vice President and Treasurer of DFC, entered into an agreement with BNC pursuant to which they exchanged their stock in two other corporations, Star Services, Inc. of Delaware, a Delaware corporation, and DeGeorge Sports, Inc., a Delaware corporation, and any claims which either of them had for compensation from either of the above-named corporations for additional shares of stock of Milestar. Mr. Getzler received
29.945352 shares of the common stock of Milestar and Mr. Einloth received
17.967251 shares of the common stock of Milestar in this transaction. These Milestar shares were later converted into DFC Common Stock in the Merger.

     (vi) Immediately preceding DFC's initial public offering in December 1992, cash dividends declared and payable to BNC by DHA were converted into a note payable by DHA to BNC in the principal amount of $1,496,601. The note was originally due on June 30, 1994, but its maturity date was extended to October 31, 1994. This note bore interest at the rate of 6% per annum. This note was paid in full on October 26, 1994, when the balance due thereon, including interest, was $1,665,368.79.

     (vii) The Merger Agreement was conditioned upon the delivery of an Agreement of Indemnification by each of BNC and Messrs. Getzler and Einloth in which they agreed (jointly and severally, in the case of BNC, and severally in proportion to their respective percentage holdings of common stock of Milestar, in the case of Messrs. Getzler and Einloth) to indemnify and hold DFC harmless from any and all liabilities, damages or claims incurred by DFC that may arise out of or in connection with any liability of Milestar, whether known or unknown.

     (viii) To the extent not described above, the transactions relating to Peter R. DeGeorge described in the Annual Report on Form 10-K of DFC for the fiscal year ended December 31, 1996, under the heading "Certain Relationships with Related Transactions" are hereby incorporated herein by this reference.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 99(A) -- Proposal Letter dated September 12, 1997

CUSIP No. 244783-10-6                                       Page 11 of 13 Pages

                                      SCHEDULE I

                      INFORMATION WITH RESPECT TO DIRECTORS AND
                      EXECUTIVE OFFICERS OF BNC ACQUISITION CORP.

I.   DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name and present principal occupation or employment of each of the current directors and executive officers of BNC. The present business address of Mr. DeGeorge is c/o DeGeorge/Florida, 140 Intracoastal Pointe Drive, Suite 410, Jupiter, Florida 33477. The present business address of Mr. Dodge is 99 Realty Drive, Cheshire, Connecticut 06410.




              NAME          PRESENT PRINCIPAL OCCUPATION OR
              ----          -------------------------------
                            EMPLOYMENT
                            -----------

 Peter R. DeGeorge          Chairman of the Board and Chief
                            Executive Officer of DFC; Chairman
                            of the Board, President and Chief
                            Executive Officer of BNC.

 Jonathan K. Dodge          Vice President, Secretary and
                            General Counsel of DFC; Vice
                            President, Secretary and a director
                            of BNC.



     DeGeorge Financial Corporation arranges financing and is currently managing over $200 million in underwritten construction loans. It provides access to home ownership for people who lack a sufficient down payment or sufficient income to support the purchase of the home they desire through conventional mortgage programs. Through its packaging of financial services and customer support, the Company enables its customers to reduce the cost of home construction by eliminating the general contractor, the intent of which is to create an equity position that serves as the down payment for permanent financing upon the conclusion of the home construction process.

CUSIP No. 244783-10-6                                       Page 12 of 13 Pages

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 1997

                                        BNC ACQUISITION CORP.


                                        By: /s/ Peter R. DeGeorge
                                           --------------------------------
                                        Name:     Peter R. DeGeorge
                                        Title:    Chairman and Chief Executive
                                                  Officer



                                         /s/ Peter R. DeGeorge
                                        -----------------------------------
                                                  Peter R. DeGeorge

CUSIP No. 244783-10-6                                       Page 13 of 13 Pages

                                    EXHIBIT INDEX





         EXHIBIT             DESCRIPTION
-------------------    -----------------------
 Exhibit 99(A)         Proposal Letter
                       dated September 12,
                       1997